UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
9 October 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Western Refining Logistics, LP

File No. 333-190135 -- CF# 30141

_____

Western Refining Logistics, LP submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on July 25, 2013, as amended on September 5, 2013.

Based on representations by Western Refining Logistics, LP that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.5	through September 4, 2023
Exhibit 10.6	through September 4, 2023

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary